UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Virtus Total Return Fund Inc.

(Name of Subject Company (Issuer))

Virtus Total Return Fund Inc.

(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92835W107

(CUSIP Number of Class of Securities)

Jennifer Fromm, Esq.

Vice President, Chief Legal Officer &

Secretary for the Registrant

One Financial Plaza

Hartford, CT 06103-2608

866-270-7788

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

News Release

Virtus Total Return Fund Inc. Announces Tender Offer Program

HARTFORD, CT, March 11, 2024 – Virtus Total Return Fund Inc. (NYSE: ZTR) (“the Fund”) today announced that its Board of Directors has approved a series of actions intended to enhance shareholder value, provide shareholders with an additional source of liquidity for their investment, and provide the potential to reduce the Fund’s trading discount to its net asset value per share (“NAV”) over time. The actions approved by the Board of Directors are:

•

A tender offer (“Tender Offer”) to acquire up to 10% of the Fund’s outstanding shares in exchange for cash at a price equal to 98% of the Fund’s NAV (net of expenses related to the Tender Offer) as of the close of regular trading on the business day immediately following the day the Tender Offer expires.

•

The Tender Offer will commence on April 2, 2024 and expire on May 1, 2024, unless extended. If the Fund’s shares are trading at a premium to the NAV on March 29, 2024, no Tender Offer will be conducted. Additional terms and conditions of the Tender Offer will be set forth in the Fund’s offering materials, which will be distributed to the Fund’s shareholders.

•

If more than 10% of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from all tendering shareholders on a pro rata basis, based on the number of tendered shares at a price equal to 98% of the fund’s NAV (net of expenses related to the Tender Offer).

•	Two additional conditional tender offers:

•

A first conditional tender offer for up to 10% of the Fund’s then outstanding shares at a price equal to 98% of the Fund’s NAV if the Average Trading Discount[1] of the shares is equal to or greater than 12% during the consecutive 180 calendar day period beginning 30 days after the expiration of the Tender Offer.

•

A second conditional tender offer for up to 10% of the Fund’s then outstanding shares at a price equal to 98% of the Fund’s NAV if the Average Trading Discount of the shares is equal to or greater than 10% during the consecutive 180 calendar day period beginning April 1, 2025.

Further information about the Tender Offer will be announced at a later date and set forth in the Fund’s offering materials. If the provisions for a conditional tender offer are met, the Fund will provide additional information about such offers. This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the Fund.

[1]

Average Trading Discount means the simple average of the trading discounts and premiums, if applicable, calculated using the NYSE closing market price of the Fund’s shares on each day the NYSE is open for trading.

Virtus Total Return Fund Inc. - 2

About the Fund

Virtus Total Return Fund Inc. is a diversified closed-end fund whose investment objective is capital appreciation, with income as a secondary objective. Virtus Investment Advisers, Inc. is the investment adviser and Duff & Phelps Investment Management Co. and Newfleet Asset Management are the subadvisers to the Fund. For more information on the Fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the Closed-End Funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their NAV. For more information about the Fund’s investment objective and risks, please see the Fund’s annual report. A copy of the Fund’s most recent annual report may be obtained free of charge by contacting “Shareholder Services” as set forth at the bottom of this press release.

The Fund has not commenced the Tender Offer described in this release. The Tender Offer will only be made pursuant to a tender offer statement on Schedule TO containing an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to the tender offer statement on Schedule TO (collectively, the “Tender Offer Materials”), with all such documents made available on the SEC’s website at sec.gov. The Fund will also make available to shareholders without charge the offer to purchase, the letter of transmittal and other necessary documents related to the Tender Offer. Shareholders should read any Tender Offer Materials carefully and, in their entirety, when and if they become available, as well as any amendments or supplements thereto, as they would contain important information about the Tender Offer.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Investing involves risk and it is possible to lose money on any investment in the Fund.

# # #

For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com